UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

FACTORY CARD & PARTY OUTLET CORP.
(Name Of Subject Company (Issuer))

AMSCAN HOLDINGS, INC.
AMSCAN ACQUISITION, INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

303051106
(CUSIP Number of Class of Securities)

Michael Correale
Amscan Holdings, Inc.
80 Grasslands Road, Elmsford, New York 10523
(914) 345-2020
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$70,590,003	$2,167.11

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 4,282,082 shares of common stock of Factory Card & Party Outlet Corp. at a purchase price of $16.50 cash per share. Such number of shares of common stock represents the total of 3,386,117 issued and outstanding shares of common stock, outstanding options with respect to 687,901 shares of common stock, and outstanding warrants with respect to 204,164 shares of common stock, in each case as of September 27, 2007.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No: Filing Party: Date Filed:	$2,167.11 Schedule TO-T Amscan Holdings, Inc. October 1, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 1, 2007 and amended by Amendment No. 1 filed on October 19, 2007 (the “Schedule TO”) relating to a tender offer by Amscan Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Factory Card & Party Outlet Corp., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2007, as amended by the Schedule TO on October 19, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the “Offer”).

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

     The Items of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended and supplemented as follows:

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of this Schedule TO is hereby amended and supplemented by adding the following:

     At 12:00 midnight, Eastern time, on November 5, 2007, the offering period expired. Based on information provided by the Depositary, as of such time an aggregate of 2,989,073 Shares (including approximately 76,581 Shares subject to guarantees of delivery) were tendered pursuant to the Offer, representing approximately 86% of the outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

     In accordance with the Merger Agreement, Purchaser commenced a subsequent offering period in connection with the Offer, at 9:00 a.m., Eastern time, on November 6, 2007 for all remaining untendered Shares. The subsequent offering period will expire at 11:59 p.m., Eastern time, on November 15, 2007, unless extended pursuant to the Merger Agreement. Any such extension will be followed as promptly as practicable by public announcement, which will be issued no later than 9:00 a.m., Eastern time, on the next business day after the subsequent offering period was scheduled to expire. Shares properly tendered during this subsequent offering period will be accepted as they are tendered and paid for promptly as they are accepted. Stockholders who properly tender during the subsequent offering period will receive the same $16.50 per Share cash consideration that is payable to stockholders who tendered during the original offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.

     On November 6, 2007, AAH Holdings Corporation, the parent of Parent, and the Company issued a joint press release announcing the preliminary results of the Offer and the commencement of the subsequent offering period. The full text of this press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

     In accordance with the Merger Agreement, following completion of the Offer, four members of the Company’s Board of Directors resigned, and the following designees of Parent were appointed to the Company’s Board of Directors: Gerald C. Rittenberg, James M. Harrison and Robert J. Small. In accordance with the Merger Agreement, four of the Company’s existing directors, Gary Rada, Ben Evans, Mone Anathan and Patrick O’Brien, will remain on the Board pending completion of the Merger. In addition, subject to the terms of the Merger Agreement, pending completion of the Merger, Parent is entitled, at its request, to have its designees appointed to the appropriate committees of the Board.

ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(5)(C) and, as so amended, is restated as follows:

(a)(1)(A)	Offer to Purchase dated October 1, 2007. +
(a)(1)(B)	Form of Letter of Transmittal. +

(a)(1)(C)	Form of Notice of Guaranteed Delivery. +
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. +
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees. +
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. +
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Joint Press Release issued by AAH Holdings Corporation and Factory Card & Party Outlet Corp. dated September 18, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on September 18, 2007).
(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 1, 2007. +
(a)(5)(C)	Joint Press Release issued by AAH Holdings Corporation and Factory Card & Party Outlet Corp. dated November 6, 2007. Filed herewith.
(b)	ABL Credit Agreement dated May 25, 2007 (incorporated herein by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on June 1, 2007).
(d)(1)	Agreement and Plan of Merger dated September 17, 2007, by and between Amscan Holdings, Inc., Amscan Acquisition, Inc. and Factory Card & Party Outlet Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on September 18, 2007).
(d)(2)	Confidentiality Agreement dated April 24, 2007 by and between AAH Holdings Corporation and Goldsmith, Agio, Helms, & Lynner LLC. +
(d)(3)	Factory Card & Party Outlet Corp. Amended and Restated Executive Severance Plan, effective as of September 17, 2007 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).
(d)(4)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Gary W. Rada (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).
(d)(5)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Timothy F. Gower (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).
(d)(6)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Michael Perri (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).
(d)(7)	Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp, Amscan Holdings, Inc. and Timothy J. Benson (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet on September 18, 2007).

(d)(8)	Primary Supply and Consignment Agreement dated January 26, 2006 between Factory Card & Party Outlet Corp. and Amscan Holdings, Inc. (incorporated herein by reference to Exhibit 10.30 to the Annual Report on Form 10-K as filed by Factory Card & Party Outlet Corp. on April 19, 2006).
(g)	None.
(h)	None.

+	Previously filed on October 1, 2007.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMSCAN HOLDINGS, INC.

Dated:	November 6, 2007	By: /s/ Michael Correale Name: Michael Correale Title: Chief Financial Officer

AMSCAN ACQUISITION, INC.

Dated:	November 6, 2007	By: /s/ Robert J. Small Name: Robert J. Small Title: President